UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Extraordinary General Meeting of Shareholders of Perpetuals.com Ltd

The Extraordinary General Meeting (the “Meeting”) of shareholders of Perpetuals.com Ltd (the “Company”) was held on March 30, 2026 in Tokyo, Japan.

As previously disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on March 11, 2026, the shareholders of the Company were invited to cast votes on the following proposals during the Meeting: (i) item No. 1, partial amendment to the articles of incorporation, which was intended to transition the Company’s governance structure from a “Company with Board of Statutory Auditors” (Kansayaku-kai Secchi Kaisha) to a “Company with Statutory Auditor” (Kansayaku Secchi Kaisha) under the Japanese Companies Act, in order to establish a more agile and effective audit structure suited to the Company’s scale and operations; (ii) item No. 2, election of two (2) directors, who are Brandon J. Williams and Kohichi Goto, respectively; and (iii) item No. 3, election of one (1) statutory auditor, Jason D. Sawyer.

At the Meeting, the shareholders of the Company approved and adopted all the resolutions as originally proposed.

A total of 9,831,162 votes, representing approximately 64.47% of the votes exercisable as of December 30, 2025, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against
Item No. 1	9,764,937	66,225
Item No. 2 (Election of Brandon J. Williams as Director)	9,794,197	36,965
Item No. 2 (Election of Kohichi Goto as Director)	9,794,197	36,965
Item No. 3	9,794,197	36,965

Amendment of Articles of Incorporation

As approved by the Company’s shareholders during the Meeting, the Company will transition from a “Company with Board of Statutory Auditors” (Kansayaku-kai Secchi Kaisha) to a “Company with Statutory Auditor” (Kansayaku Secchi Kaisha), effective on March 31, 2026. The amended and restated articles of incorporation are filed as Exhibit 3.1 hereto.

Resignations of Director and Company Auditors

On March 30, 2026, Mr. Hiroki Yamamoto (“Mr. Yamamoto”) notified the Company of his resignation as a Director of the Company, effective as of March 30, 2026. Mr. Yamamoto has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Yamamoto will continue to serve as an employee of the Company.

In connection with the amendment of the articles of incorporation and the transition of the Company’s governance structure approved at the Meeting, Mr. Shinpei Ogose, Mr. Kohichi Goto and Mr. Masaaki Aono resigned as the Company Auditors, effective as of March 30, 2026. Their resignations were not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. As approved during the Meeting, Mr. Kohichi Goto will serve as a Director of the Company.

Appointment of the Chief Strategy Officer

During the March 5, 2026 board meeting of the Company, a resolution was passed to appoint Mr. Matthew Nicoletti as the Chief Strategy Officer of the Company, effective on March 30, 2026. Before such appointment, Mr. Matthew Nicoletti served as an independent director of the Company. Upon such appointment, Mr. Matthew Nicoletti will serve as an executive director and the Chief Strategy Officer of the Company.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant (English Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: April 1, 2026	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

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